mr


10035987

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66011

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/09** (MM/DD/YY) AND ENDING **12/31/09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
THE KEYSTONE EQUITIES GROUP LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1003 B EGYPT ROAD
(No. and Street)

OAKS	**PA**	**19456**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM B. FRETZ, JR **(610) 415-6300**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

1800 JFK BOULEVARD, 20th FLOOR	**PHILADELPHIA**	**PA**	**19103**
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

CHECK ONE:
- ■ Certified Public Accountant
- □ Public Accountant
- □ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

mr

OATH OR AFFIRMATION

I, **WILLIAM B. FRETZ, JR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

THE KEYSTONE EQUITIES GROUP LP,

as of **DECEMBER 31, 2009**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
CATHERINE M. DAHL, Notary Public
Upper Merion Twp., Montgomery County
My Commission Expires October 4, 2010

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

YEAR ENDED DECEMBER 31, 2009

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
FOR THE YEAR ENDED DECEMBER 31, 2009

Table of Contents



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners
The Keystone Equities Group, LP

We have audited the accompanying statement of financial condition of The Keystone Equities Group, LP (a limited partnership) (the "Partnership") as of December 31, 2009, and the related statements of operations, changes in partners' capital, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Keystone Equities Group, LP as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 13 - 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010

1800 JFK BOULEVARD, PHILADELPHIA, PA 19103 • (215) 545-4800 • FAX (215) 545-4810

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 78,718
Deposit with clearing organization	100,000
Due from affiliates	47,865
Prepaid expenses	823
Employee advances	411,021
Property and equipment, net	48,076
TOTAL ASSETS	$ 686,503

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable	$ 128,889
Commitments and contingencies (Note 5)	
Partners' capital	557,614
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 686,503

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues:	
Commissions	$ 263,843
Interest income	501
Other income	11,815
Total revenues	276,159
Expenses:	
Salary and salary-related expenses	315,688
Commission and other fees	162,191
Write down of uncollectible employee advances	50,535
Depreciation and amortization	40,793
Entertainment	1,989
Insurance	4,522
Office expenses	42,775
Professional fees	62,655
Registration and licensing fees	18,609
Rent	90,607
Telephone	24,391
Travel	7,947
Total expenses	822,702
NET LOSS	$ (546,543)

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2009

	Keystone General Partners, Inc.	Keystone Group Holdings, LP	Total
Balance - January 1, 2009	$ (4,373)	$ 745,530	$ 741,157
Capital contributions	-	363,000	363,000
Net loss	(5,465)	(541,078)	(546,543)
BALANCE - DECEMBER 31, 2009	$ (9,838)	$ 567,452	$ 557,614

See accompanying notes to financial statements.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net loss	$ (546,543)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	40,793
Changes in operating assets and liabilities:	
Deposit with clearing organization	50,000
Receivable from clearing organization	416
Due from/to affiliates	(55,925)
Accounts receivable	6,000
Prepaid expenses	809
Employee advances	68,041
Accounts payable	111,272
Net cash used in operating activities	(325,137)
Cash provided by financing activities:	
Capital contributions	363,000
Net increase in cash	37,863
Cash - beginning	40,855
CASH - ENDING	$ 78,718

See accompanying notes to financial statements.

NOTE 1. BUSINESS ACTIVITY

The Keystone Equities Group, LP (the "Partnership"), a Pennsylvania limited partnership, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is licensed by the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Partnership is owned by Keystone General Partners, Inc., the general partner and 1% owner, and Keystone Group Holdings, LP, the limited partner and 99% owner. The Partnership is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, securities brokerage services for individual clients, and strategic consulting services. The Partnership is an introducing broker and clears all transactions through a clearing organization on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Concentrations of credit risk

At December 31, 2009, the Partnership is engaged in trading and other business consulting services to a limited clientele. The Partnership uses one clearing broker for all of its business. The Partnership permits the clearing broker to extend credit to its clientele secured by cash and securities in the client's account. The Partnership's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of the customers and counterparties to satisfy their obligations to the Partnership. The Partnership has agreed to indemnify the clearing broker for losses they incur while extending credit to the Partnership's clients. It is the Partnership's policy to review, as necessary, the credit standing of its customers and any counterparty. The Partnership does not believe it is exposed to significant risk for non-performance by its customers or counterparties.

Financial instruments that potentially subject the Partnership to significant concentrations of credit risk consist principally of cash, deposits, and commissions receivable. Balances with the clearing broker are insured to their full amount.

In addition to balances maintained with the clearing broker, the Partnership maintains a checking account at a commercial bank. The account is insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Partnership may exceed these limits. The Partnership does not believe it is exposed to any significant credit risks for its financial instruments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Customer security transactions and the related commission income and expenses are recorded on a trade-date basis as securities transactions occur.

The Partnership earns fees as a placement agent for client securities. Cash placement fees earned as a placement agent for client securities are recognized upon the sale of client securities. Warrants to purchase client securities received as additional compensation in certain placements are recorded at estimated fair value upon receipt.

Other income includes fees from strategic consulting services. Fees from strategic consulting services are recognized when services are performed and collectibility is probable.

Fair value of financial instruments

The carrying amounts reported in the statement of financial condition for cash, receivables, and accounts payable approximate fair value based on the short-term maturity of these instruments.

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to ten years. Leasehold improvements are amortized over the shorter of the lease term, including anticipated renewals, or their estimated useful lives. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any gain or loss on disposal is recognized.

The Partnership reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Partnership for the year ended December 31, 2009. The guidance did not have an impact on the Partnership's financial position, results of operations or cash flows. All references to previous numbering of FASB statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently adopted accounting pronouncements (continued)

On January 1, 2009, the Partnership adopted the new standard for uncertainty in income taxes. The Partnership is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the new standard did not have a material effect on the Partnership's financial statements.

Income taxes

The Partnership is not subject to income taxes as a separate entity. Taxes on income or loss of the Partnership are determined by the individual circumstances of each partner and are based on the individual income tax returns of the partners. Consequently, partnership income or loss is presented without a provision for income taxes. Partnership income and losses are allocated according to each partners' ownership interest except in situations where federal income tax law overrides.

Subsequent events

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Partnership adopted FASB ASC 855 as of December 31, 2009. The Partnership has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the financial statements were available to be issued on February 25, 2010.

NOTE 3. RELATED PARTY TRANSACTIONS

Beginning in February 2009, the Partnership leases office space from 1003 Egypt Road Associates, LP ("1003 Egypt Road") under a month-to-month arrangement. Affiliates of the Partnership's owners are also partners in 1003 Egypt Road. The Partnership subleased office space from 1003 Egypt Road under month-to-month operating leases with two subtenants during the year ended December 31, 2009. Rent expense for the year ended December 31, 2009, was $90,607, net of sublease rentals of $27,125. The Partnership owed $78,488 to 1003 Egypt Road for lease payments as of December 31, 2009.

Keystone Group Holdings, LP charged the Partnership for management fees and operating expenses totaling $88,094 for the year ended December 31, 2009. The due from affiliates balance of $47,865 on December 31, 2009, consists of $45,120 of outstanding amounts due from Keystone Group Holdings, LP. and $1,493 of outstanding amounts due from Keystone Asset Advisors, LP. During the year ended December 31, 2009, Keystone Group Holdings, LP contributed $363,000 of capital to the Partnership.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2009:

Computers	$	50,573
Office equipment		20,949
Furniture and fixtures		7,000
Leasehold improvements		152,314
		230,836
Less: accumulated depreciation and amortization		(182,760)
Property and equipment, net	$	48,076

Depreciation and amortization expense for the year ended December 31, 2009, was $40,793.

NOTE 5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Partnership enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2009, and were subsequently settled, had no material effect on the financial statements as of that date.

The Partnership is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Partnership's financial condition or results of operations.

NOTE 5. COMMITMENTS AND CONTINGENCIES (CONTINUED)

The Partnership leases office equipment under a noncancelable operating lease that expires in November 2013. The following are future minimum lease payments under this operating lease agreement in the aggregate as of December 31, 2009:

Year ending December 31:		
2010	$	3,228
2011		3,228
2012		3,228
2013		2,825
	$	12,509

NOTE 6. FAIR VALUE MEASUREMENTS

FASB ASC 820, *Fair Value Measurements and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

> Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Partnership has the ability to access.
>
> Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means.
>
> Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At December 31, 2009, the Partnership owned warrants to purchase common stock that is publicly traded and warrants to purchase common stock that is privately traded. The carrying value of these warrants is $0 at December 31, 2009 which reflects current fair value. These warrants are classified as Level 3.

The Partnership had no assets classified as Level 3 that changed for the year ended December 31, 2009.

NOTE 6. FAIR VALUE MEASUREMENTS (CONTINUED)

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

> The Partnership estimates the fair value of warrants to purchase common stock based on the fair value of the publicly traded common stock.
>
> The Partnership estimates the fair value of warrants to purchase privately held common stock to be $0, due to a lack of marketability of those warrants.

NOTE 7. EMPLOYEE ADVANCES

The Partnership made advances to employees totaling $411,021 as of December 31, 2009. These advances are without interest and have no specific terms for repayment.

NOTE 8. NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2009, the Partnership had net capital of $49,829, which exceeded the Partnerships' minimum net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was 2.58 to 1 at December 31, 2009.

SUPPLEMENTARY INFORMATION

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Partners' capital	$ 557,614
Non-allowable assets:	
Due from affiliates	47,865
Prepaid expenses	823
Employee advances	411,021
Property and equipment, net	48,076
Total non-allowable assets	507,785
NET CAPITAL	49,829
Minimum capital required per 15c3-1 (a)(2)(vi)	8,592
Excess net capital (net capital less net capital required)	$ 41,237
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 36,941

MINIMUM NET CAPITAL

Computation of basic net capital requirement:	
Aggregate indebtedness ("AI")	$ 128,889
6 2/3% of AI	$ 8,592
Statutory minimum net capital required	$ 5,000
Minimum net capital, the greater of 6-2/3% of AI or statutory amount	$ 8,592
Ratio: AI to net capital	2.58 to 1

There are no material differences between the amounts presented above and the amounts reported in the Partnership's unaudited FOCUS report as of December 31, 2009, as amended on February 24, 2010.

See independent auditors' report.

THE KEYSTONE EQUITIES GROUP, LP
(A Limited Partnership)
OTHER INFORMATION
DECEMBER 31, 2009

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC:

The Partnership operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SEC:

The Partnership is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2009.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners
The Keystone Equities Group, LP

In planning and performing our audit of the financial statements of The Keystone Equities Group, LP (the "Partnership") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1800 JFK BOULEVARD, PHILADELPHIA, PA 19103 • (215) 545-4800 • FAX (215) 545-4810

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2010